UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 21, 2024

(Date of Report (Date of earliest event reported))

CW PETROLEUM CORP

(Exact name of registrant as specified in its charter)

Wyoming	20-2765559
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325 KATY, TEXAS	77494
(Address of principal executive offices)	(ZIP Code)

(281) 817-8099

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On October 21, 2024, CW Petroleum Corp, a Wyoming corporation (the “Company”), entered into a Share Exchange Agreement (the “Agreement”) with Christopher Williams, the CEO and director of the Company. Pursuant to the Agreement, Mr. Williams exchanged 100,000,000 shares of Common Stock for 1,000,000 shares of Series A Preferred Stock.

The foregoing description of the Agreement is qualified in its entirety by reference to the copy of the Agreement attached hereto as Exhibit 10.1 and incorporated herein by reference.

On October 22, 2024, the Company issued a press release announcing the Agreement. The press release is attached hereto as Exhibit 99.1.

The furnishing of the press release is not an admission as to the materiality of any information therein. The information contained in the press release is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make from time to time by press release or otherwise. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosures.

The information in this Item 9 of this Form 1-U and the press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained in this Item 9 and in the press release shall not be incorporated by reference into any filing with the SEC made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit No.	Exhibit Title
10.1	Share Exchange Agreement dated October 21, 2024 with Christopher Williams
99.1	Press Release Dated October 22, 2024

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

Date: October 22, 2024	By:	/s/ Christopher Williams
	Name:	Christopher Williams, CEO

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